Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of January, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9ºAndar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Announcement dated January 23, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 24, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Announcement)

Item 1

ANNOUNCEMENT

The Share Exchange of shares issued by Companhia Brasileira de Petróleo Ipiranga (CBPI), Distribuidora de Produtos de Petróleo Ipiranga S.A. (DPPI) and Refinaria de Petróleo Ipiranga S.A (RPI) for Ultrapar preferred shares was concluded yesterday. From today on, the shares of these companies will be exchanged by preferred shares of Ultrapar.

We warmly welcome the shareholders of the Ipiranga group. The new shareholding structure thus formed will enable Ultrapar to renew its focus on its businesses and to further align the interests of all shareholders.

The shares which you now hold are part of a large shareholder base and will be an asset with significant trading liquidity.  The shares are already traded on the São Paulo Stock Exchange (Bovespa), as well as on NYSE, offering all shareholders the highest standards of corporate governance - including 100% tag along rights in case of the sale of control.

Ultrapar is one of the most solid economic groups in Brazil, with major operations in the area of fuel distribution, chemicals and logistics in Brazil, as well as in Mexico, Argentina, the United States and Venezuela.  Our four business units – Ultragaz, Ipiranga, Oxiteno and Ultracargo - are companies, which combine reliability and financial soundness, as well as creativity and innovation.

We aim to the future.

André Covre
Financial and Investor Relations Director
Ultrapar Participações S.A.

Investor Relations Department
Telephone: (011) 3177 7014
E-Mail:invest@ultra.com.br
Internet:www.ultra.com.br